UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 7)*

                             Hexcel Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                428291 10 8
---------------------------------------------------------------------------
                               (CUSIP Number)


         Robert C. Schwenkel, Esq.                   Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP        Goldman, Sachs & Co.
             One New York Plaza                      One New York Plaza
             New York, NY 10004                      New York, NY 10004
               (212) 859-8000                          (212) 902-1000



---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              August 9, 2005
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 2 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             42,062
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 14,108,173

                 9     SOLE DISPOSITIVE POWER
      EACH
                             42,062
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   14,108,173

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,150,235(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7%(2)

14     TYPE OF REPORTING PERSON

             HC-CO


1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share and (ii) the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Group. This percentage would equal 15.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 3 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN SACHS & CO.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |X|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 14,108,173

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   14,108,173

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,108,173(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7%(2)

14     TYPE OF REPORTING PERSON

             BD-PN-IA


(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than Goldman Sachs. This percentage would equal 15.4% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 4 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Advisors 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 10,954,362

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   10,954,362

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,954,362(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.3%(2)

14     TYPE OF REPORTING PERSON

             OO

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Advisors 2000, L.L.C. ("GS Advisors") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Advisors. This percentage would equal 12.0% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 5 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS & CO. OHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%(2)

14     TYPE OF REPORTING PERSON

             PN

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. oHG ("GS oHG") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS oHG. This percentage would equal 0.4% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 6 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS MANAGEMENT GP GMBH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%(2)

14     TYPE OF REPORTING PERSON

             CO

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs Management GP GmbH ("GS GmbH") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS GmbH. This percentage would equal 0.4% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 7 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS EMPLOYEE FUNDS 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,552,830

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,552,830

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,552,830(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.7%(2)

14     TYPE OF REPORTING PERSON

             OO

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Employee 2000. This percentage would equal 2.8% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 8 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STONE STREET 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 264,946

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   264,946

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             264,946(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%(2)

14     TYPE OF REPORTING PERSON

             OO

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street 2000, L.L.C. ("Stone 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than Stone 2000. This percentage would equal 0.3% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 9 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 8,034,955

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   8,034,955

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,034,955(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.9%(2)

14     TYPE OF REPORTING PERSON

             PN

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000, L.P. ("GS Capital") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Capital. This percentage would equal 8.8% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 10 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             CAYMAN ISLANDS

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,919,407

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,919,407

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,919,407(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%(2)

14     TYPE OF REPORTING PERSON

             PN


(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Offshore. This percentage would equal 3.2% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 11 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 335,935

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   335,935

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,935(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%(2)

14     TYPE OF REPORTING PERSON

             PN


(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Germany. This percentage would equal 0.4% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 12 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 2,552,830

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   2,552,830

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,552,830(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.7%(2)

14     TYPE OF REPORTING PERSON

             PN

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Employee. This percentage would equal 2.8% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 13 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STONE STREET FUND 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 264,946

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   264,946

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             264,946(1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%(2)

14     TYPE OF REPORTING PERSON

             PN

(1) This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street Fund 2000, L.P. ("Stone Street") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
(2) This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company which are beneficially owned by any person other than Stone Street. This percentage would equal 0.3% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 14 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH HOLDINGS CORP.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1.45

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1.45

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1.45

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             CO

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 15 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH HOLDINGS L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1.69

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1.69

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1.69

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             PN

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 16 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 42

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   42

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             42

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             OO

                                 SCHEDULE 13D

CUSIP No. 428291 10 8                                            Page 17 of 36

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 32

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   32

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             LESS THAN 0.1%

14     TYPE OF REPORTING PERSON

             OO

          This Amendment No. 7, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 20, 2002, Amendment No. 2 filed on March 21, 2003, Amendment No. 3 filed on November 30, 2004, Amendment No. 4 filed on December 21, 2004, Amendment No. 5 filed on December 27, 2004 and Amendment No. 6 filed on July 15, 2005, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)


----------------------

(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

          Pursuant to an underwriting agreement, dated August 3, 2005 (the "August 2005 Underwriting Agreement"), by and among the Company, the GS Selling Stockholders, the Other Purchasers (collectively with the GS
Selling Stockholders, the "August 2005 Selling Stockholders") and the representatives of the several underwriters listed in Schedule I thereto
(collectively, the "August 2005 Underwriters"), the August 2005 Underwriters agreed to purchase from the August 2005 Selling Stockholders and the August 2005 Selling Stockholders agreed to sell to the August 2005 Underwriters an aggregate of 14,500,000 shares of Common Stock (the "August 2005 Sale"), which aggregate amount includes 8,098,002 shares held by the GS Selling Stockholders. In addition, pursuant to the August 2005
Underwriting  Agreement,  the Other  Purchasers  granted  the  August  2005
Underwriters an option, exercisable within 30 days after the date of the August 2005 Underwriting Agreement, to purchase an additional 2,174,665 shares of Common Stock from the Other Purchasers at the same purchase price per share for the purpose of covering over-allotments (the "August 2005 Over-Allotment Option").

          Pursuant to the final prospectus (the "August 2005 Offering Prospectus") filed by the Company on August 4, 2005 (the "August 2005 Offering Prospectus Date") pursuant to Rule 424(b) of the Securities Act, the public offering price in the public offering of Common Stock by the Company was $18.00 per share and the underwriting discount was $0.90 per share. Pursuant to the August 2005 Underwriting Agreement, the August 2005 Underwriters agreed to purchase shares of Common Stock in the August 2005 Sale and upon exercise of the August 2005 Over-Allotment Option at a price per share of $17.10 (which is net of underwriting discounts and commissions). Accordingly, the GS Selling Stockholders sold an aggregate of 8,098,002 shares of Common Stock to the August 2005 Underwriters at a price per share of $17.10 (which is net of underwriting discounts and commissions) for an aggregate amount of $138,475,834.20. The August 2005 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the August 2005 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2005 Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3 (No. 333-126511) filed on July 11, 2005.

          The August 2005 Sale was consummated on August 9, 2005.

          Pursuant to the Amended and Restated Governance Agreement, if at any time the number of nominees entitled to be designated by the GS Selling Stockholders for election to the Board decreases, then, within ten days thereafter, the GS Selling Stockholders must cause a sufficient number of directors nominated by the GS Selling Stockholders and serving on the Board (the "GS Designated Directors") to resign from the Board so that the number of GS Designated Directors after such resignation(s) equals the number of nominees that the GS Selling Stockholders would have been entitled to designate had an election of directors taken place at such time. Upon consummation of the August 2005 Sale, the number of nominees that the GS Selling Stockholders are entitled to designate for election to the Board pursuant to the Amended and Restated Governance Agreement decreased from three to two. Accordingly, within ten days after August 9, 2005, one of the GS Designated Directors will resign from the Board.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of August 9, 2005, GS Group may be deemed to beneficially own an aggregate of 14,150,235 shares of Common Stock, consisting of: (i) 74 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006, and (VII) 1,503 restricted stock units granted to Mr. Mehra on March 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on March 19, 2006, the remaining one-third of such restricted stock units will vest on March 19, 2007 and all of such restricted stock units will convert into an equal number of shares of Common Stock on March 19, 2007 (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through (A)(VII) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006, and (VI) 1,503 restricted stock units granted to Mr. Sacerdote on March 19, 2005 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on March 19, 2006, the remaining one-third of such restricted stock units will vest on March 19, 2007 and all of such restricted stock units will convert into an equal number of shares of Common Stock on March 19, 2007 (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through (B)(VI) for the benefit of GS Group); (iii) 42,324 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 14,107,999 shares of Common Stock; and (iv) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 17.7% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Group. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Group will have the power to vote shares representing approximately 15.5% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 14,108,173 shares of Common Stock, consisting of: (i) 74 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 42,324 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 14,107,999 shares of Common Stock; and
(iii) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 17.7% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than Goldman Sachs. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, Goldman Sachs will have the power to vote shares representing approximately 15.4% of the total number of votes that may be cast on any such matter.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

          As of August 9, 2005, GS Advisors may be deemed to beneficially own an aggregate of 10,954,362 shares of Common Stock, consisting of: (i) 57 shares of Common Stock, of which 42 shares may be deemed to be beneficially owned by GS Capital and 15 shares may be deemed to be beneficially owned by GS Offshore, as described below; and (ii) 32,862.916 shares of Series A Preferred Stock, of which 24,104.74 shares are beneficially owned by GS Capital and 8,758.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 10,954,305 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 14.3% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A
Preferred  Stock which are  beneficially  owned by any person other than GS
Advisors. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Advisors will have the power to vote shares representing approximately 12.0% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS oHG may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; and
(ii) 1,007.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 335,933 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent approximately 0.5% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS oHG. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS oHG will have the power to vote shares representing approximately 0.4% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS GmbH may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; and (ii) 1,007.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 335,933 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 0.5% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS GmbH. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS GmbH will have the power to vote shares representing approximately 0.4% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS Employee 2000 may be deemed to beneficially own an aggregate of 2,552,830 shares of Common Stock, consisting of: (i) 14 shares of Common Stock that may be deemed to be beneficially owned by GS Employee; and (ii) 7,658.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,552,816 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 3.7% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Employee 2000. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Employee 2000 will have the power to vote shares representing approximately 2.8% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, Stone 2000 may be deemed to beneficially own an aggregate of 264,946 shares of Common Stock, consisting of: (i) 1 share of Common Stock that may be deemed to be beneficially owned by Stone Street; and (ii) 794.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 264,945 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent approximately 0.4% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than Stone 2000. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Stone 2000 will have the power to vote shares representing approximately 0.3% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS Capital may be deemed to beneficially own an aggregate of 8,034,955 shares of Common Stock, consisting of: (i) 42 shares of Common Stock that are beneficially owned by LXH; and (ii) 24,104.74 shares of Series A Preferred Stock that are beneficially owned by GS Capital and that are convertible into 8,034,913 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 10.9% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Capital. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Capital will have the power to vote shares representing approximately 8.8% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS Offshore may be deemed to beneficially own an aggregate of 2,919,407 shares of Common Stock, consisting of: (i) 15 shares of Common Stock that are beneficially owned by LXH II; and (ii) 8,758.176 shares of Series A Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 2,919,392 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 4.3% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Offshore. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Offshore will have the power to vote shares representing approximately 3.2% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS Germany may be deemed to beneficially own an aggregate of 335,935 shares of Common Stock, consisting of: (i) 2 shares of Common Stock that are beneficially owned by LXH II; and (ii) 1,007.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 335,933 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent approximately 0.5% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Germany. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Germany will have the power to vote shares representing approximately 0.4% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, GS Employee may be deemed to beneficially own an aggregate of 2,552,830 shares of Common Stock, consisting of: (i) 14 shares of Common Stock that are beneficially owned by LXH II; and (ii) 7,658.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,552,816 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 3.7% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than GS Employee. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, GS Employee will have the power to vote shares representing approximately 2.8% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, Stone Street may be deemed to beneficially own an aggregate of 264,946 shares of Common Stock, consisting of: (i) 1 share of Common Stock that is beneficially owned by LXH II; and (ii)
794.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 264,945 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent approximately 0.4% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock which are beneficially owned by any person other than Stone Street. All outstanding shares of Series A Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of August 9, 2005, Stone Street will have the power to vote shares representing approximately 0.3% of the total number of votes that may be cast on any such matter.

          As of August 9, 2005, LXH Corp. may be deemed to beneficially own
1.45 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH Corp. represent less than 0.1% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus.

          As of August 9, 2005, LXH L.P. may be deemed to beneficially  own
1.69 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH L.P. represent less than 0.1% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus.

          As of August 9, 2005, LXH beneficially owns 42 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent less than 0.1% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus.

          As of August 9, 2005, LXH II beneficially owns 32 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent less than 0.1% of the outstanding shares of Common Stock, based on there being 65,771,393 shares of Common Stock outstanding as of August 9, 2005, as disclosed by the Company in the August 2005 Offering Prospectus.

          None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, since the most recent filing on Schedule 13D by the Filing Persons relating to the Common Stock.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

          Lock-Up Agreement. In connection with the August 2005 Sale, on August 3, 2005, the GS Selling Stockholders agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from August 3, 2005 and continuing to and including the date that is 90 days after the August 2005 Offering Prospectus Date, without the prior written consent of the representatives of the August 2005 Underwriters (the "August 2005 Lock-Up Agreement"). The foregoing description of the August 2005 Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2005 Lock-Up Agreement, a copy of which is filed as Exhibit 48 hereto.

          The responses set forth in Item 4 of this  Amendment No. 7 to the
Schedule 13D are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1    Joint Filing Agreement, dated as of December 28, 2000.*
Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.*
Exhibit 3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.*
Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.*
Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.*
Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.*
Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.*
Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.* Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.*
Exhibit 10 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.*
Exhibit 11 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.*
Exhibit 12 Power of Attorney, dated as of March 19, 2003, relating to GS Advisors 2000, L.L.C.*
Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.*
Exhibit 14 Power of Attorney, dated as of March 19, 2003, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 15 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 16 Power of Attorney, dated as of March 19, 2003, relating to Stone Street 2000, L.L.C.*
Exhibit 17 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000, L.P.*
Exhibit 18 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 19 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 20 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 21 Power of Attorney, dated as of March 19, 2003, relating to Stone Street Fund 2000, L.P.*
Exhibit 22 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings Corp.*
Exhibit 23 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings, L.P.*
Exhibit 24   Power of  Attorney,  dated as of March 19,  2003,  relating to
             LXH, L.L.C.*
Exhibit 25 Power of Attorney, dated as of March 19, 2003, relating to LXH II, L.L.C.*
Exhibit 26 Stock Purchase Agreement, dated as of December 18, 2002, by and among the Company and the Limited Partnerships.*
Exhibit 27 Form of Amended and Restated Governance Agreement, among the Original Purchasers, the Limited Partnerships and the Company.*
Exhibit 28 Form of Amended and Restated Registration Rights Agreement, among the Company, the Original Purchasers and the Limited Partnerships.*
Exhibit 29   Form of  Certificate  of  Designations  of Series A Preferred
             Stock.*
Exhibit 30   Form of  Certificate  of  Designations  of Series B  Preferred
             Stock.*
Exhibit 31 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*
Exhibit 32 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*
Exhibit 33 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*
Exhibit 34 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*
Exhibit 35 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 36 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 37 Power of Attorney, dated as of August 23, 2004, relating to Stone Street 2000, L.L.C.*
Exhibit 38 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*
Exhibit 39 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 40 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 41 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 42 Power of Attorney, dated as of August 23, 2004, relating to Stone Street Fund 2000, L.P.*
Exhibit 43 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings Corp.*
Exhibit 44 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings, L.P.*
Exhibit 45 Power of Attorney, dated as of August 19, 2004, relating to LXH, L.L.C.*
Exhibit 46 Power of Attorney, dated as of August 19, 2004, relating to LXH II, L.L.C.*
Exhibit 47 Lock-Up Agreement, dated December 3, 2004, by LXH, L.L.C., LXH II, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P.*
Exhibit 48 Lock-Up Agreement, dated August 3, 2005, by LXH, L.L.C., LXH II, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P.

________

* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 10, 2005


                                           THE GOLDMAN SACHS GROUP, INC.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GOLDMAN, SACHS & CO.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS ADVISORS 2000, L.L.C.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GOLDMAN, SACHS & CO. OHG


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GOLDMAN, SACHS MANAGEMENT GP GMBH


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           STONE STREET 2000, L.L.C.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS CAPITAL PARTNERS 2000, L.P.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS CAPITAL PARTNERS 2000
                                           OFFSHORE, L.P.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS CAPITAL PARTNERS 2000 GMBH &
                                           CO. BETEILIGUNGS KG


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           GS CAPITAL PARTNERS 2000 EMPLOYEE
                                           FUND, L.P.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           STONE STREET FUND 2000, L.P.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           LXH HOLDINGS CORP.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           LXH HOLDINGS, L.P.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           LXH, L.L.C.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact


                                           LXH II, L.L.C.


                                           By:   /s/ Ted Chang
                                                 -----------------------
                                                 Name:  Ted Chang
                                                 Title: Attorney-in-fact

                              SCHEDULE II-A-ii
                              ----------------

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P., are set forth below.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

          All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United
Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.


------------------------------------- -------------------------------------------------------------
                Name                                           Present Principal Occupation
------------------------------------- -------------------------------------------------------------
Peter M. Sacerdote                    Advisory Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Richard A. Friedman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Joseph H. Gleberman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Henry Cornell                         Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Richard S. Sharp                      Managing Director of Goldman Sachs International
------------------------------------- -------------------------------------------------------------
Sanjeev K. Mehra                      Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Muneer A. Satter                      Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Joe DiSabato                          Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Adrian M. Jones                       Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Peter G. Sachs                        Senior Director of The Goldman Sachs Group, Inc.
------------------------------------- -------------------------------------------------------------
Scott Kapnick                         Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Melina E. Higgins                     Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Hsueh Sung                            Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------------- -------------------------------------------------------------
Ben I. Adler                          Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Elizabeth C. Fascitelli               Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Sarah E. Smith                        Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Stephen S. Trevor                     Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Robert R. Gheewalla                   Managing Director of Goldman Sachs International
------------------------------------- -------------------------------------------------------------
Hughes B. Lepic                       Managing Director of Goldman Sachs International
------------------------------------- -------------------------------------------------------------
Gerald J. Cardinale                   Managing Director of Goldman, Sachs & Co.
------------------------------------- -------------------------------------------------------------
Sanjay H. Patel                       Managing Director of Goldman Sachs International
------------------------------------- -------------------------------------------------------------

                                SCHEDULE III
                                ------------

Schedule III is hereby amended and restated in its entirety as follows:

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.